

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2016

Via Email
Wayne A. Wirtz
Associate General Counsel
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, Texas 75202

> **Re:** **AT&T Inc.**
> **Form S-4**
> **Filed February 19, 2016**
> **File No. 333-209597**

Dear Mr. Wirtz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Cautionary Statement Regarding Forward-Looking Statements, page ii

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an exchange offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Conditions to the Exchange Offers and Consent Solicitations, page 32

2. We note that it is a condition to the exchange offer that the trustee has executed and delivered supplemental indentures relating to the proposed amendments." All offer conditions, except those related to the receipt of government regulatory approvals

necessary to consummate the offer, must be satisfied or waived at or by the expiration of the offer. As supplemental indentures are expected to be executed and delivered at settlement, this condition will not be satisfied or waived at expiration. Please revise this language accordingly.

3. Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

4. Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter

The Proposed Amendments, page 60

5. We note that by consenting to the proposed amendments, each holder will be deemed "to have waived any default, event of default or other consequence under the DTV Indentures for failure to comply" with the terms of the provisions you describe. In your response letter, explain whether any such events are known to exist and if so, describe their status. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

Exhibit 99.1 – Letter of Transmittal and Consent

6. Please delete the language in the letter of transmittal requiring the note holder to represent and warrant that he/she has "received and reviewed the Prospectus."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503, or me at (202) 551-3203 with any questions.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: Via Email
        Patrick S. Brown
        James M. Shea
        Sullivan & Cromwell LLP